UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2012 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's

Openning Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total

Common Shares		1,392,981,563	72.8395	36.4197
Non-Voting Shares		47,552,489	2.4865	1.2432
Closing Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total

Common Shares		1,392,981,563	72.8395	36.4197
Non-Voting Shares		47,552,489	2.4865	1.2432

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2012 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				13,722,991		0.7175	0.3587
Non-Voting Shares				18,047,543		0.9437	0.4718
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Banco Bradesco S.A.	Donation	20-Mar	54,500	-	R$ 1,269,850.00
Common Shares		Total		54,500		R$ 1,269,850.00
Common Shares	Bradesco S.A. C.T.V.M.	Buy	26-Mar	300	28.01	R$ 8,403.00
Common Shares		Buy	26-Mar	800	28.02	R$ 22,416.00
Common Shares		Buy	26-Mar	1,000	28.03	R$ 28,030.00
Common Shares		Buy	26-Mar	1,200	28.04	R$ 33,648.00
Common Shares		Buy	26-Mar	1,200	28.05	R$ 33,660.00
Common Shares		Buy	26-Mar	600	28.06	R$ 16,836.00
Common Shares		Buy	26-Mar	2,200	28.07	R$ 61,754.00
Common Shares		Buy	26-Mar	1,900	28.08	R$ 53,352.00
Common Shares		Buy	26-Mar	1,700	28.09	R$ 47,753.00
Common Shares		Buy	26-Mar	3,500	28.10	R$ 98,350.00
Common Shares		Buy	26-Mar	5,700	28.11	R$ 160,227.00
Common Shares		Buy	26-Mar	2,600	28.12	R$ 73,112.00
Common Shares		Buy	26-Mar	1,400	28.13	R$ 39,382.00
Common Shares		Buy	26-Mar	2,600	28.14	R$ 73,164.00
Common Shares		Buy	26-Mar	900	28.15	R$ 25,335.00
Common Shares		Buy	26-Mar	600	28.16	R$ 16,896.00
Common Shares		Buy	26-Mar	1,000	28.17	R$ 28,170.00
Common Shares		Buy	26-Mar	1,900	28.18	R$ 53,542.00
Common Shares		Buy	26-Mar	3,000	28.19	R$ 84,570.00
Common Shares		Buy	26-Mar	3,300	28.20	R$ 93,060.00
Common Shares		Buy	26-Mar	2,600	28.21	R$ 73,346.00
Common Shares		Buy	26-Mar	2,100	28.22	R$ 59,262.00
Common Shares		Buy	26-Mar	2,000	28.23	R$ 56,460.00
Common Shares		Buy	26-Mar	3,100	28.24	R$ 87,544.00
Common Shares		Buy	26-Mar	2,700	28.25	R$ 76,275.00
Common Shares		Buy	26-Mar	1,400	28.26	R$ 39,564.00
Common Shares		Buy	26-Mar	400	28.27	R$ 11,308.00
Common Shares		Buy	26-Mar	800	28.28	R$ 22,624.00
Common Shares		Buy	26-Mar	1,600	28.29	R$ 45,264.00
Common Shares		Buy	26-Mar	400	28.30	R$ 11,320.00
Common Shares		Total		54,500		R$ 1,534,627.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				13,722,991		0.7175	0.3587
Non-Voting Shares				18,047,543		0.9437	0.4718

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2012 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				486,997		0.0254	0.0127
Non-Voting Shares				1,622,170		0.0848	0.0424
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Bradesco S.A. C.T.V.M.	Buy	9-Mar	100	28.06	R$ 2,806.00
Common Shares		Buy	12-Mar	57	27.89	R$ 1,589.73
Common Shares		Total		157		R$ 4,395.73
Non-Voting Shares		Sell	16-Mar	1,000	33.18	R$ 33,180.00
Non-Voting Shares		Sell	16-Mar	2,000	33.26	R$ 66,520.00
Non-Voting Shares		Sell	16-Mar	2,200	33.10	R$ 72,820.00
Non-Voting Shares		Total		5,200		R$ 172,520.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				435,294		0.0227	0.0113
Non-Voting Shares				808,245		0.0422	0.0211

Note:
New members who belong to the Board of Executive Officers
Marco Antonio Rossi
João Sabino
Paulo Manuel Taveira de Oliveira Ferreira
Carlos Alberto Alástico
Leandro José Diniz

Note:
Members that left the Board of Executive Officers
Laércio Albino Cezar
Ademir Cossiello
Elisabete Di Falco Cossiello - Wife of Mr. Ademir Cossiello
Jean Philippe Leroy
Mario Helio de Souza Ramos

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2012 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				154,797		0.0080	0.0040
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	19-Mar	30	33.05	R$ 991.50
Non-Voting Shares		Sell	19-Mar	300	33.09	R$ 9,927.00
Non-Voting Shares		Total		330		R$ 10,918.50
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				154,467		0.0080	0.0040

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In March 2012 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 11, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.